Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	July 1, 2005	July 2, 2004	July 1, 2005	July 2, 2004
BASIC:
Net Income	$34,380	$19,573	$72,081	$49,479

Weighted average shares outstanding	63,671	61,596	63,496	61,460

Basic earnings per share	$0.54	$0.32	$1.14	$0.81

DILUTED:
Net Income	$34,380	$19,573	$72,081	$49,479
After-tax interest cost of convertible debt	918	920	1,837	1,844

Net Income plus assumed debt conversion	$35,298	$20,493	$73,918	$51,323

Weighted average shares outstanding	63,671	61,596	63,496	61,460
Dilutive effect of convertible debt	3,226	3,226	3,226	3,226
Incremental shares under stock option plans	2,325	3,252	2,390	3,213

Adjusted weighted average shares outstanding	69,222	68,074	69,112	67,899

Diluted earnings per share	$0.51	$0.30	$1.07	$0.76